UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*

                            Covol Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   223575-10-1
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                          39 Exchange Place, Suite 100
                           Salt Lake City, Utah 84111
                                  801-534-0909
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



CUSIP No. 223575-10-1

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         DH Financial, L.C.

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY




4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         3,608,756 Shares (including 2,285,714 Shares issuable on conversion of convertible Debentures; 934,725 Shares issuable under immediately exercisable warrants; and 388,317 additional Shares)

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         3,608,756 Shares (including 2,285,714 Shares issuable on conversion of convertible Debentures; 934,725 Shares issuable under immediately exercisable warrants; and 388,317 additional Shares)

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



10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,608,756 Shares (including 2,285,714 Shares issuable on conversion of convertible Debentures; 934,725 Shares issuable under immediately exercisable warrants; and 388,317 additional Shares)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO



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



         This Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Covol Technologies, Inc., a Delaware corporation (the "Company") held for the account of DH Financial, L.C. Mr. Brad Dennis is a co-manager of DH Financial, L.C. and as such, he has been granted voting power and investment power over investments of the Reporting entity, including the Shares, and may therefore be deemed to control, directly or indirectly, the Shares reported hereby. Mr. Corwin Hair is a co-manager of DH Financial, L.C. and as such, he has been granted voting power and investment power over investments of the Reporting entity, including the Shares, and may therefore be deemed to control, directly or indirectly, the Shares reported hereby.

Item 1.   Security and Issuer

         The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $.001 per share, of Covol Technologies, Inc., a Delaware corporation. The Company has its principal executive offices at 3280 N. Frontage Rd, Lehi, Utah 84043.

Item 2.   Identity and Background

         This statement is filed by DH Financial, L.C., a Utah limited liability company with an address at 5478 Green Street, Murray, Utah 84123 (the "Reporting Person"). DH Financial, L.C. may be deemed to beneficially own, directly or indirectly, the Shares reported hereby. Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Reporting Person constitutes a "group" for any purpose.

         DH Financial, L.C. is an investment company. Mr. Brad Dennis, an individual resident of Utah and a U.S. citizen with an address at 5478 Green Street, Murray, Utah 84123, is a co-manager of DH Financial, L.C. Mr. Dennis' principal business is investor and consultant. Mr. Corwin Hair, an individual resident of Utah and a U.S. citizen with an address at 5478 Green Street, Murray, Utah 84123, is a co-manager of DH Financial, L.C. Mr. Hair's principal business is investor and consultant.

         During the last five years, neither the Reporting Person, Mr. Brad Dennis nor Mr. Corwin Hair has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither the Reporting Person, Mr. Brad Dennis nor Mr. Corwin Hair has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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



Item 3.   Source and Amount of Funds or Other Consideration

         DH Financial, L.C. has provided funding of $1,500,000.00 to the Company pursuant to a Securities Purchase Agreement dated as of December 7, 1999. The funding was provided from working capital of DH Financial, L.C., including capital contributions and earnings from operations.

Item 4.   Purpose of Transaction

         The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Person may at any time and from time to time acquire additional Shares or other securities convertible or exchangeable for Shares in public or private transactions; dispose of Shares or other securities in public or private transactions, including dispositions economically effected by short sales or options transactions; and/or enter into privately negotiated derivative transactions to hedge the market risk of some or all of its positions in the Shares or other securities. Any such transactions may be effected at any time and from time to time. In connection with their investment in the Company, the Reporting Person expects from time to time to consult with management and other shareholders of the Company.

         Other than as discussed above, or as otherwise described in Item 6 of this Statement on Schedule 13D, the Reporting Person currently have no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

         (a) - (b) As of December 7, 1999, DH Financial, L.C. was the holder of $1,500,000 of Debentures, all of which are deemed convertible for 2,285,714 Shares (at the Conversion Price, as defined below) and Warrants exercisable for 934,725 Shares (at $0.88 per Share). The Conversion Price for the Debentures is the lower of $0.72917 and the average of the 3 lowest closing bid prices during the 15 trading days preceding the date of conversion.

         Because the Debentures are convertible into Shares at the option of the Reporting Person pursuant to the foregoing formulas, the actual number of Shares which would be owned by the Reporting Person upon conversion will fluctuate. However, for purposes of this filing, the Debentures are deemed converted as of the reporting date.

         As of December 7, 1999, the Reporting Person was also the beneficial owner of 388,317 additional Shares.


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



         On the basis of the foregoing, DH Financial, L.C. may be deemed to beneficially own, directly or indirectly, 3,608,756 Shares, or 20.4% of the Company's outstanding Common Stock as of the reporting date. Such calculation is based on the Company's outstanding Shares, after giving effect to Shares issuable upon conversion of the Debentures and upon exercise of the Warrants owned by the Reporting Person.

         Brad Dennis, as co-manager of DH Financial, L.C., and Corwin Hair, as co-manager of DH Financial, L.C., may each be deemed to beneficially own, directly or indirectly, the Shares.

         (c) Schedule I lists transactions in the Shares by the Reporting Person during the last sixty days, including the name, date, amount of securities involved, and price per unit. Except as otherwise indicated, all dispositions of Shares were executed through market transactions. There were no other transactions in the Shares by the Reporting Person in the past sixty days.

         (d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         (a) The arrangement between DH Financial, L.C. and the Company, whereby DH Financial, L.C. provided funding to the Company, is set forth in a Securities Purchase Agreement dated as of December 7, 1999.

         (b) Except as described or referred to above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

         None








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



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2000

DH FINANCIAL, L.C.


By:      /s/
   -----------------------------
         Brad Dennis, Co-Manager


By:      /s/
   -----------------------------
         Corwin Hair, Co-Manager


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


                                   SCHEDULE I


Title of Security          Transaction               Securities Acquired (A) and Disposed (D)
                              Date                   Number of                          Price
                                                     Shares                             Per Share


Common Stock               11/16/99                     91,000 D                        $2.03
Common Stock               11/17/99                     44,717 D                        $1.98
Common Stock               11/22/99                    135,717 A                        $1.28
Common Stock               11/24/99                    164,352 A                        $1.28
Common Stock               11/24/99                     77,900 D                        $1.66
Common Stock               11/26/99                    238,222 A                        $1.28
Common Stock               11/26/99                    271,000 D                        $1.46
Common Stock               11/29/99                     80,000 D                        $1.13
Common Stock               12/02/99                     44,857 A                        $0.9375
Common Stock               12/02/99                    262,786 A                        $0.9375
Common Stock               12/02/99                      3,100 D                        $1.09
Common Stock               12/03/99                    225,000 A                        $0.625
Common Stock               12/03/99                     10,000 D                        $0.97
Common Stock               12/06/99                     80,800 D                        $0.93
Common Stock               12/07/99                  3,220,439 A(1)                     $0.467
Common Stock               12/07/99                     24,100 D                        $0.89


(1) Debentures and Warrants acquired on December 7, 1999 with funding of $1,500,000.00 pursuant to the Securities Purchase Agreement dated December 7, 1999, which if converted and exercised on that date would be convertible and exercisable for the number of shares indicated.



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